SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)*

HighCape Capital Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

42984L204

(CUSIP Number)

David Clark

Elliot Press

Deerfield Management Company, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42984L204	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.40%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 1,000,000 shares of Class A common stock included in an equal number of units (“IPO Units”) held by Deerfield Partners, L.P., of which Deerfield Mgmt, L.P. is the general partner.

(2) Does not include 333,333 shares of Class A common stock issuable upon exercise of warrants included in the IPO Units held by Deerfield Partners, L.P., which warrants are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

CUSIP No. 42984L204	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 (3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 (3)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.40%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of 1,000,000 shares of Class A common stock included in an equal number of units (“IPO Units”).

(4) Does not include 333,333 shares of Class A common stock issuable upon exercise of warrants included in the IPO Units, which warrants are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

CUSIP No. 42984L204	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 (5)(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 (5)(6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (5)(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.40%
14	TYPE OF REPORTING PERSON PN

(5) Comprised of 1,000,000 shares of Class A common stock included in an equal number of units (“IPO Units”) held by Deerfield Partners, L.P., of which Deerfield Management Company, L.P. is the investment manager.

(6) Does not include 333,333 shares of Class A common stock issuable upon exercise of warrants included in the IPO Units held by Deerfield Partners, L.P., which warrants are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

CUSIP No. 42984L204	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 (7)(8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 (7)(8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (7)(8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.40%
14	TYPE OF REPORTING PERSON* IN

(7) Comprised of 1,000,000 shares of Class A common stock included in an equal number of units (“IPO Units”) held by Deerfield Partners, L.P.

(8) Does not include 333,333 shares of Class A common stock issuable upon exercise of warrants included in the IPO Units held by Deerfield Partners, L.P., which warrants are not presently exercisable and are not exercisable within 60 days from the date hereof.

CUSIP No. 42984L204	6 of 9 Pages

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Partners, L.P. (“Deerfield Partners”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”) and (iv) James E. Flynn, a natural person (“Flynn” and, collectively with Deerfield Mgmt, Deerfield Partners and Deerfield Management, the “Reporting Persons”), with respect to the Class A common stock (the “Class A Common Stock”) of HighCape Capital Acquisition Corp. (the “Company”) (as so previously filed, the “Schedule 13D”).

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

Deerfield Partners’ purchase of the 400,000 Deerfield PIPE Shares (as defined below) will be financed with available cash assets.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

As disclosed by the Company on a Current Report on Form 8-K filed on February 18, 2021 (the “Current Report”), on February 18, 2021, the Company entered into a business combination agreement, by and among the Company, Tenet Merger Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), and Quantum-SI Incorporated (“Quantum-SI”) (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). If the Business Combination Agreement is approved by the Company’s stockholders and the transactions contemplated by the Business Combination Agreement are consummated, Merger Sub will merge with and into Quantum-SI, with Quantum-SI surviving the Merger as a wholly owned subsidiary of the Company. The transactions contemplated by the Business Combination Agreement are referred to herein as the “BC Transactions.”

Subscription Agreement

Concurrently with the Company’s execution of the Business Combination Agreement, Deerfield Partners entered into a subscription agreement with the Company, dated as of February 18, 2021 (the “Subscription Agreement”), pursuant to which Deerfield Partners has agreed to subscribe for and purchase, and the Company has agreed to issue and sell to Deerfield Partners, immediately prior to the closing of the BC Transactions, an aggregate of 400,000 shares of the Company’s Class A Common Stock (the “Deerfield PIPE Shares”) at a price of $10.00 per share, for aggregate gross proceeds of $4,000,000.

As disclosed by the Company on the Current Report, simultaneously with its entry into the Subscription Agreement, and in connection with the Company’s entry into the Business Combination Agreement, other investors entered into separate subscription agreements with the Company, to purchase an additional 42,100,000 shares of Class A Common Stock (the “Other Subscription Agreements”) for an aggregate purchase price of $421,000,000 ($425,000,000 when combined with the purchase price payable by Deerfield Partners (the Company’s private placement of shares of Class A Common Stock to Deerfield Partners and the other investors pursuant to the Subscription Agreement and the Other Subscription Agreements being referred to herein as the “PIPE Transaction”)). The purpose of the PIPE Transaction is to provide capital to the Company (together with funds in the Company’s trust account not subject to redemptions) in connection with the BC Transactions.

The closing of the PIPE Transaction is to occur immediately prior to the closing of the BC Transactions and is subject to the satisfaction of customary closing conditions.

CUSIP No. 42984L204	7 of 9 Pages

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor, Deerfield Partners, the other Company stockholders signatory thereto, the Company and Quantum-SI entered into a letter agreement, dated as of February 18, 2021 (the “Sponsor Letter Agreement”), pursuant to which Deerfield Partners, the Sponsor and other signatories thereto has agreed to, among other things, (i) vote in favor of the transaction proposals, as set forth in the Business Combination Agreement (including the proposal to approve the Business Combination Agreement and the related transactions contemplated therein) at the special meeting of the Company in connection with the BC Transactions, (ii) be bound by and subject to certain other covenants and agreements of the Business Combination Agreement, as if they were directly party thereto, with respect to Confidentiality and Exclusive Dealing, (iii) not redeem or otherwise exercise any right to redeem any Company equity securities in connection with the BC Transactions, and (iv) be bound by certain transfer restrictions with respect to the Company’s equity securities prior to the closing of the BC Transactions, in each case, on the terms and subject to the conditions and exclusions set forth in the Sponsor Letter Agreement.

The foregoing summaries of the Subscription Agreement and Sponsor Letter Agreement are not complete and are qualified in their entirety by reference to the full texts of the Form of Subscription Agreement and Sponsor Letter Agreement, copies of which are filed or incorporated by reference as Exhibits 6 and 7 to this Schedule 13D, respectively, and are incorporated herein by reference.

Plans or Proposals

In addition to the Reporting Persons’ disclosures with respect to Plans or Proposals as previously disclosed in the Schedule 13D, as amended hereby, and notwithstanding the Company’s entry into the Business Combination Agreement or the subsequent consummation thereof, the Reporting Persons continue to believe that the Reporting Persons’ expertise, record of generating proprietary investment opportunities, experience evaluating, structuring, financing and executing transactions involving special purpose acquisition companies and/or capital markets transactions may continue to be useful in assisting management and the board on a cooperative basis as the Company embarks on its strategic plans. In that regard, the Reporting Persons may continue to communicate with members of the Company’s board of directors, members of the Company’s management and/or shareholders of the Company from time to time with respect to potential investment and acquisition opportunities and the financing thereof (which may include discussions regarding debt and/or equity financing that could be provided, in whole or in part, by Deerfield Partners and/or affiliated funds), operational matters and such other matters as the Reporting Persons may deem appropriate from time to time. Such matters are likely to include plans or proposals specified in clauses (a) through (j) of Item 4 of the Form of Schedule 13D, but the Reporting Persons have made no determination to pursue, and may not pursue, any such plan or proposal.

Depending on various factors and subject to the obligations described herein, the Reporting Persons may take such other actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Class A Common Stock and/or warrants or other securities or financial instruments related to the Company or, subject to the terms of the Sponsor Letter Agreement, selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

The information set forth in Item 4 with respect to the Subscription Agreement and Sponsor Letter Agreement is incorporated herein by reference.

CUSIP No. 42984L204	8 of 9 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 6	Form of PIPE Investor Subscription Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 18, 2021.

Exhibit 7	Sponsor Letter Agreement, dated as of February 18, 2021, by and among HighCape Capital Acquisition LLC, Deerfield Partners, HighCape Capital Acquisition Corp. and Quantum SI Incorporated, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 18, 2021.

CUSIP No. 42984L204	9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2021

DEERFIELD MGMT, L.P.
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PARTNERS, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact